UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2009

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

3400 One First Canadian Place
C/O Bennett Jones
PO Box 130
Toronto, Ontario, M5X 1A4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	Financial Statements for Quarter Ended March 31, 2009

99.2	Management’s Discussion and Analysis

99.3	Form 52-109F1 - Certification of Quarterly Filing - CEO

99.4	Form 52-109F1 - Certification of Quarterly Filing - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: June 1, 2009	By:	/s/ Gregg Goldstein
Gregg Goldstein Chief Executive Officer

Exhibit Index

99.1	Financial Statements for Quarter Ended March 31, 2009

99.2	Management’s Discussion and Analysis

99.3	Form 52-109F1 - Certification of Quarterly Filing - CEO

99.4	Form 52-109F1 - Certification of Quarterly Filing - CFO